

August 12, 2010

By U.S. Mail and facsimile to 011 55 21 3131 0294

Mr. Francis James Leahy Meaney, Chief Executive Officer
Contax Participacoes S.A.
Rua do Passeio, 56 – 16 Andar
Rio de Janeiro – RJ - Brazil   20021 - 290

>   **Re: Contax Participacoes S.A.**
>   **Form 20-F for the year ended December 31, 2009**
>   **File No. 000-51490**

Dear Mr. Leahy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Item 19. Exhibits, page 91

1. Please file your loan agreements with BNDES and Banco de Nordeste do Brasil as exhibits or tell us why you have not filed such agreements. We refer you to Instruction 4 of the "Instructions as to Exhibits" in Form 20-F.

Item 5 – Operating and Financial Review and Prospects, page 37

2. We note that Oi, a related party, is the source of a substantial portion of your revenues. Please tell us how your disclosure in this section reasonably informs investors about your exposure to this significant customer. Please tell us the

3. consideration given to discussing the major terms of your revenue generating
    agreements with Oi, and any known trends, events or uncertainties relating to Oi,
    that have had or that are reasonably likely to have a material effect on your
    financial position, results of operations and cash flows.

Note 27 - Related party transactions, page F-54

4. Please refer also to note 5.1 on page F-24 relating to your largest customer, note
    16 on page F-36 relating to your transactions with related parties, and the
    disclosure on page 6 and 58 relating to Oi, your largest client which is indirectly
    under common control with you. Please explain to us how the disclosure in your
    financial statements complies with IAS 24.12 and 15, which require disclosures of
    the name of your ultimate controlling party that produces financial statements
    available for public use.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the
company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

You may contact Jorge Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief